Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Darling International Inc.

We consent to the incorporation by reference in the registration statements on Form S-3 (Nos. 333-192004 and 333-170668), Form S-4 (No. 333-131484), and Form S-8 (Nos. 333-125875, 333-181786, 33-99868, 33-99866) of Darling International Inc. of our report dated December 2, 2013, included herein, with respect to the assets acquired and liabilities assumed of the Rothsay Rendering Business as of December 29, 2012 and December 31, 2011, and the related statements of net revenues and direct costs and operating expenses for the years then ended, and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP

Dallas, Texas
December 5, 2013